

03028841

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS


SEC MAIL RECEIVED PROCESSING
AUG 08 2003
WASH. D.C. 155 SECTION

Financial Asset Securities Corp.	**0001003197**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, August 7, 2003, Series 2003-A	**333-~~104153~~ 99463**

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: August 7, 2003

FINANCIAL ASSET SECURITIES CORP.

By: 
Name:
Title:

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

Fremont Home Loan Trust 2003-A

Asset-Backed Certificates, Series 2003-A

$550,253,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Fremont Investment & Loan
Originator, Seller and Servicer

Wells Fargo Bank Minnesota, N.A.
Master Servicer and Trust Administrator

RBS Greenwich Capital
Underwriter

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction.

This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein will be superseded by information contained in term sheets circulated after the date hereof and by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Preliminary Term Sheet ***Date Prepared: July 29, 2003***

Fremont Home Loan Trust 2003-A
Asset-Backed Certificate, Series 2003-A
$550,253,000 (Approximate)

Class[1,2,3]	Principal Amount ($)	WAL (Years) Call/Mat[4]	Payment Window (Mths) Call/Mat[4]	Expected Rating S&P/Fitch/Moody's	Assumed Final Distribution Date	Certificate Type
1A-1	$275,000,000	2.69 / 2.89	1-82 / 1-185	AAA/AAA/Aaa	[August 2033]	Floating Senior
2A-1	$47,600,000	0.80 / 0.80	1-15 / 1-15	AAA/AAA/Aaa	[August 2033]	Floating Senior
2A-2	$137,585,000	3.34 / 3.62	15-82 / 15-186	AAA/AAA/Aaa	[August 2033]	Floating Senior
M-1	$36,590,000	4.80 / 5.26	39-82 / 39-151	AA/AA/Aa2	[August 2033]	Floating Subordinate
M-2	$26,739,000	4.77 / 5.17	38-82 / 38-135	A/A/A2	[August 2033]	Floating Subordinate
M-3	$8,444,000	4.76 / 5.09	37-82 / 37-117	A-/A-/A3	[August 2033]	Floating Subordinate
M-4	$5,629,000	4.75 / 5.02	37-82 / 37-108	BBB+/BBB+/Baa1	[August 2033]	Floating Subordinate
M-5	$12,666,000	4.74 / 4.87	37-82 / 37-101	BBB/BBB/Baa2	[August 2033]	Floating Subordinate
Total:	$550,253,000					

(1) The Class 1A-1 Certificates are backed primarily by the cash flow from the Group I Mortgage Loans (as defined herein). The Class 2A-1 and Class 2A-2 Certificates are backed primarily by the cash flow from the Group II Mortgage Loans (as defined herein). The Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Certificates are backed by the cash flows from the Group I Mortgage Loans and the Group II Mortgage Loans. ***The principal balance of each Class of Offered Certificates (as defined herein) is subject to a 10% variance.***

(2) The Offered Certificates are priced to the Clean-up Call. The margins on the Class 1A-1, Class 2A-1 and Class 2A-2 Certificates will double and the margins on the Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Certificates will be equal to 1.5x the original margins on the first Distribution Date after the Optional Termination may first be exercised.

(3) See "Net WAC Rate" herein.

(4) See "Pricing Prepayment Speed" herein.

Depositor: Financial Asset Securities Corp.

Servicer, Originator, and Seller: Fremont Investment & Loan ("***Fremont***").

Master Servicer and Trust Administrator: Wells Fargo Bank Minnesota, N.A.

Trustee: [HSBC Bank USA].

Underwriter: Greenwich Capital Markets, Inc.

Co-Underwriter: Credit Suisse First Boston LLC.

Certificates:	The Class 1A-1 Certificates (the "***Group I Certificates***") and Class 2A-1 and Class 2A-2 Certificates (the "***Group II Certificates***," together with the Group I Certificates, the "***Class A Certificates***" or "***Senior Certificates***"), and the Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Certificates (collectively, the "***Subordinate Certificates***"). The Class 1A-1, Class 2A-1, Class 2A-2, Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Certificates are referred to herein as the "***Offered Certificates.***"
Federal Tax Status:	The Offered Certificates will represent ownership of REMIC regular interests for tax purposes.
Registration:	The Offered Certificates will be available in book-entry form through DTC and, upon request, through Clearstream, Luxembourg and the Euroclear System.
Statistical Calculation Date:	The close of business on July 1, 2003.
Cut-off Date:	The close of business on August 1, 2003.
Expected Pricing Date:	On or about July [ ], 2003.
Expected Closing Date:	On or about August [7], 2003.
Accrued Interest:	The price to be paid by investors for the Offered Certificates will not include accrued interest (settling flat).
Interest Accrual Period:	The interest accrual period for each Distribution Date with respect to the Offered Certificates will be the period beginning with the previous Distribution date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 basis).
Distribution Date:	The 25th day of each month (or if not a business day, the next succeeding business day) commencing in September 2003.
ERISA Eligibility:	The Offered Certificates are expected to be ERISA eligible.
SMMEA Eligibility:	The Senior Certificates and the Class M-1 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.

Optional Termination: The terms of the transaction allow for a clean-up call (the "***Clean-up Call***") which may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.

Pricing Prepayment Speed: The Offered Certificates will be priced based on the following collateral prepayment assumptions:
FRM Loans: 115% PPC (100% PPC: 4% - 20% CPR over 12 months, 20% thereafter)
ARM Loans: 100% PPC (100% PPC: 4% - 35% CPR over 24 months, 35% thereafter)

Mortgage Loans: As of the Cut-off Date, the aggregate scheduled principal balance of the Mortgage Loans was approximately $[562,918,064.34], of which: (i) approximately $[336,391,438.17] consisted of a pool of conforming balance fixed-rate and adjustable-rate, first-lien mortgage loans (the "***Group I Mortgage Loans***") and (ii) approximately $[226,526,626.17] consisted of a pool of conforming and non-conforming balance fixed-rate and adjustable-rate, first-lien mortgage loans (the "***Group II Mortgage Loans***" together with the Group I Mortgage Loans, the "***Mortgage Loans***"). The Mortgage Loans characteristics are as of the Statistical Calculation Date.

Adjusted Net Mortgage Rate: The "***Adjusted Net Mortgage Rate***" for any Mortgage Loan will be equal to the mortgage rate for such Mortgage Loan less the sum of (i) the master servicing fee rate and (ii) the servicing fee rate.

Adjusted Net Maximum Mortgage Rate: The "***Adjusted Net Maximum Mortgage Rate***" for any Mortgage Loan will be equal to the maximum mortgage rate for such Mortgage Loan (or the mortgage rate for such Mortgage Loan, if such Mortgage Loan is a fixed rate mortgage loan) less the sum of (i) the master servicing fee rate and (ii) the servicing fee rate.

Pass-Through Rates: The "***Pass-Through Rate***" on each of the Offered Certificates will be equal to the lesser of (i) the related Formula Rate and (ii) the Net WAC Rate.

Formula Rate: The "***Formula Rate***" on each Offered Certificate will be equal to the lesser of (i) the Base Rate and (ii) the Maximum Cap.

Base Rate: The "***Base Rate***" for the Offered Certificates is One Month LIBOR plus the related margin.

Net WAC Rate: The "***Net WAC Rate***" will be the weighted average of the Adjusted Net Mortgage Rates of the Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis with respect to the Offered Certificates.

Maximum Cap: The "***Maximum Cap***" on each class of Offered Certificates will be the weighted average Adjusted Net Maximum Mortgage Rate of the Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis with respect to the Offered Certificates.

Net WAC Rate Carryover Amount:

For any class of Offered Certificates and any Distribution Date, the "***Net WAC Rate Carryover Amount***" for each such class is equal to the sum of (i) the excess, if any, of (a) the amount of interest that would have accrued on such class based on the related Formula Rate for the Offered Certificates over (b) the amount of interest accrued on such class based on the related Net WAC Rate and (ii) the unpaid portion of any related Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest on such unpaid portion for the most recently ended Interest Accrual Period at the related Formula Rate. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates on a subordinated basis to the extent of funds available.

Credit Enhancement:

Consists of the following:
1) Excess Cashflow;
2) Overcollateralization Amount; and
3) Subordination.

Credit Support:

Initial Credit Enhancement On Closing Date		**Target Credit Enhancement After Stepdown Date**	
Rating (S/M/F)	**Percent**	**Rating (S/M/F)**	**Percent**
AAA/Aaa/AAA	[18.25]%	AAA/Aaa/AAA	[36.50]%
AA/Aa2/AA	[11.75]%	AA/Aa2/AA	[23.50]%
A/A2/A	[7.00]%	A/A2/A	[14.00]%
A-/A3/A-	[5.50]%	A-/A3/A-	[11.00]%
BBB+/Baa1/BBB+	[4.50]%	BBB+/Baa1/BBB+	[9.00]%
BBB/Baa2/BBB	[2.25]%	BBB/Baa2/BBB	[4.50]%

Excess Cashflow:

The ***"Excess Cashflow"*** for any Distribution Date will be equal to the available funds remaining after priorities 1) and 2) under "Priority of Distributions."

Overcollateralization Amount:

The "***Overcollateralization Amount***" is equal to the excess of the aggregate principal balance of the Mortgage Loans over the aggregate principal balance of the Offered Certificates. On the Closing Date, the Overcollateralization Amount will be equal to approximately [2.25]% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date. To the extent the Overcollateralization Amount is reduced below the Required Overcollateralization Amount, Excess Cashflow will be directed to build the Overcollateralization Amount until the Required Overcollateralization Amount is reached.

Required Overcollateralization Amount:

On any Distribution Date, the "***Required Overcollateralization Amount***" is equal to:

(i) prior to the Stepdown Date, [2.25]% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.

(ii) on or after the Stepdown Date, the greater of:

a. the lesser of:

i. [2.25]% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date; and

ii. [4.50]% of the current aggregate principal balance of the Mortgage Loans; and

b. [0.50]% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the "***OC Floor***").

On any Distribution Date on which a Trigger Event is in effect, the Required Overcollateralization Amount will be equal to the Required Overcollateralization Amount as of the preceding Distribution Date.

Stepdown Date:

The earlier to occur of:

(i) the Distribution Date on which the principal balance of the Class A Certificates has been reduced to zero, and

(ii) the later to occur of:

a. the Distribution Date occurring in September 2006; and

b. the first Distribution Date on which the Credit Enhancement Percentage is greater than or equal to [36.50]%.

Trigger Event:

A "***Trigger Event***" is in effect on any Distribution Date on or after the Stepdown Date, if either (i) the 60+ delinquency percentage exceeds [40]% of the current Credit Enhancement Percentage or (ii) cumulative realized losses for the related Distribution Date as a percentage of the principal balance of the Mortgage Loans as of the Cut-off Date are greater than:

Distribution Date	Percentage
September 2006 – August 2007	[3.00]%
September 2007 – August 2008	[4.75]%
September 2008 – August 2009	[6.25]%
September 2009 – August 2010	[7.25]%
September 2010 and thereafter	[7.75]%

Credit Enhancement Percentage:

The "***Credit Enhancement Percentage***" for a Distribution Date is equal to (i) the sum of (a) the aggregate principal balance of the Subordinate Certificates and (b) the Overcollateralization Amount divided by (ii) the aggregate principal balance of the Mortgage Loans.

Realized Losses:

If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance on such Mortgage Loan. The amount of such insufficiency is a "***Realized Loss***." Realized Losses on the Mortgage Loans will, in effect, be absorbed first, by the Excess Cashflow and second by the reduction of the Overcollateralization Amount. Following the reduction of any Overcollateralization Amount to zero, all allocable Realized Losses will be applied in reverse sequential order, first to the Class M-5 Certificates, second to the Class M-4 Certificates, third to the Class M-3 Certificates, fourth to the Class M-2 Certificates, and fifth to the Class M-1 Certificates.

Priority of Distributions:

Available funds from the Mortgage Loans will be distributed as follows:

1) Interest funds, as follows: first to pay master servicing fees and servicing fees, second, monthly interest plus any previously unpaid interest concurrently to the Class A Certificates, *pro-rata* based on their respective interest entitlements generally from the related loan group, third, monthly interest to the Class M-1 Certificates, fourth, monthly interest to the Class M-2 Certificates, fifth, monthly interest to the Class M-3 Certificates, sixth, monthly interest to the Class M-4 Certificates, and seventh, monthly interest to the Class M-5 Certificates. Any remaining interest funds will be distributed as part of Excess Cashflow pursuant to 3), 4), and 5) below.
2) Principal funds (net of any overcollateralization release amount), as follows: monthly principal concurrently to the Class A Certificates, generally from principal collected in the related loan group as described under "Principal Paydown," then monthly principal to the Class M-1 Certificates as described under "Principal Paydown," then monthly principal to the Class M-2 Certificates as described under "Principal Paydown," then monthly principal to the Class M-3 Certificates as described under "Principal Paydown," then monthly principal to the Class M-4 Certificates as described under "Principal Paydown," and then monthly principal to the Class M-5 as described under "Principal Paydown."
3) Excess Cashflow, as follows: as principal to the Offered Certificates to build the Overcollateralization Amount until it equals the Required Overcollateralization Amount as described under "Principal Paydown", then any previously unpaid interest to the Class M-1 Certificates, then any unpaid applied Realized Loss amount to the Class M-1 Certificates, then any previously unpaid interest to the Class M-2 Certificates, then any unpaid applied Realized Loss amount to the Class M-2 Certificates, then any previously unpaid interest to the Class M-3 Certificates, then any unpaid applied Realized Loss amount to the Class M-3 Certificates, then any previously unpaid interest to the Class M-4 Certificates, then any unpaid applied Realized Loss amount to the Class M-4 Certificates, then any previously unpaid interest to the Class M-5 Certificates, and then any unpaid applied Realized Loss amount to the Class M-5 Certificates.
4) To the extent available, any remaining Excess Cashflow to pay any Net WAC Rate Carryover Amount payable to the Offered Certificates, after taking into account payments received by the trust from the Yield Maintenance Agreement.
5) Any remaining Excess Cashflow to the holders of the non-offered classes of certificates as described in the pooling and servicing agreement.

Principal Paydown:

Any amounts distributable in regards to principal with respect to the Group II Certificates will be distributed first to the Class 2A-1 Certificates, until its certificate principal balance reduced to zero and then, to the Class 2A-2 Certificates, until its certificate principal balance is reduced to zero.

Prior to the Stepdown Date or if a Trigger Event is in effect, 100% of principal (including Excess Cashflow used to pay principal as described in priority 3) under "*Priority of Distributions*") will be paid to the Class A Certificates, provided, however if the Class A Certificates have been retired, principal will be applied sequentially in the following order of priority from principal collected on the related loan group: 1) to the Class M-1 Certificates, 2) to the Class M-2 Certificates, 3) to the Class M-3 Certificates, 4) to the Class M-4 Certificates, and then 5) to the Class M-5 Certificates.

On or after the Stepdown Date and if a Trigger Event is not in effect, the Offered Certificates will be entitled to receive payments of principal (including Excess Cashflow used to pay principal as described in priority 3) under "*Priority of Distributions*") in the following order of priority: first to the Class A Certificates, generally *pro-rata* based on the principal collected in the related loan group, such that each class of Class A Certificates will have at least [36.50]% credit enhancement from the related loan group, second to the Class M-1 Certificates such that the Class M-1 Certificates will have at least [23.50]% credit enhancement, third to the Class M-2 Certificates such that the Class M-2 Certificates will have at least [14.00]% credit enhancement, fourth to the Class M-3 Certificates such that the Class M-3 Certificates will have at least [11.00]% credit enhancement, fifth to the Class M-4 Certificates such that the Class M-4 Certificates will have at least [9.00]% credit enhancement, and sixth to the Class M-5 Certificates such that the Class M-5 Certificates will have at least [4.50]% credit enhancement (subject, in the case of the most subordinate certificate outstanding, a potentially larger principal payment if the more senior classes of certificates have credit enhancement percentages in excess of the percentages stated above).

Yield Maintenance Agreement:

On the Closing Date, the Trustee will enter into a Yield Maintenance Agreement with a counterparty ("the ***Counterparty***") for the benefit of the Offered Certificates. The notional balance of the Yield Maintenance Agreement and the strike rates are in the table below. The Counterparty will be obligated to make monthly payments to the Trustee when one-month LIBOR exceeds the strike rate. Such payments will be capped at their maximum amount when one-month LIBOR equals or exceeds [10.16]%. The Yield Maintenance Agreement will terminate after the Distribution Date in [June 2006]. Any payments received from the Yield Maintenance Agreement will be deposited in the Net WAC Rate Carryover Reserve Account.

Yield Maintenance Agreement Schedule

Period	Notional ($)	Strike (%)	Period	Notional ($)	Strike (%)
1	$0	NA	18	$409,274,365	6.31529%
2	546,363,027	6.53478%	19	397,993,196	7.02842%
3	541,964,855	6.31291%	20	386,511,253	6.31327%
4	536,897,785	6.53527%	21	375,006,589	6.53592%
5	531,119,577	6.31347%	22	363,401,963	6.32046%
6	524,693,191	6.31382%	23	351,775,328	8.56190%
7	517,607,478	6.77381%	24	340,442,161	8.26440%
8	509,828,077	6.31465%	25	329,507,828	8.25433%
9	501,477,248	6.53731%	26	318,934,381	8.53069%
10	492,500,452	6.31567%	27	308,684,138	8.23496%
11	482,981,573	6.53847%	28	298,796,552	8.51471%
12	473,151,716	6.31667%	29	289,209,162	9.17132%
13	463,078,245	6.31690%	30	279,908,844	9.15690%
14	452,753,041	6.53918%	31	270,911,423	10.15947%
15	442,169,101	6.31682%	32	262,130,154	9.12789%
16	431,397,603	6.53872%	33	253,708,133	9.42964%
17	420,408,272	6.31599%	34	245,534,354	9.10341%

Net WAC Rate Carryover Reserve Account:

Amounts deposited in the Net WAC Rate Carryover Reserve Account will be distributed as follows:

A) First to the Offered Certificates, any related unpaid Net WAC Rate Carryover Amount (in each case only up to a maximum amount equal to the Cap Amount for the related class) distributed in the following order of priority:
   - i) to the Senior Certificates.
   - ii) to the Class M-1 Certificates.
   - iii) to the Class M-2 Certificates.
   - iv) to the Class M-3 Certificates.
   - v) to the Class M-4 Certificates.
   - vi) to the Class M-5 Certificates.

B) Second to the Offered Certificates, any related unpaid Net WAC Rate Carryover Amount (after taking into account distributions pursuant to A) above) distributed in the following order of priority:
   - i) to the Senior Certificates.
   - ii) to the Class M-1 Certificates.
   - iii) to the Class M-2 Certificates.
   - iv) to the Class M-3 Certificates.
   - v) to the Class M-4 Certificates.
   - vi) to the Class M-5 Certificates.

Cap Amount:

The "***Cap Amount***" for each class of Offered Certificates is equal to (i) the aggregate amount received by the trust from the Yield Maintenance Agreement multiplied by (ii) a fraction equal to (a) the aggregate principal balance of such class divided by (b) the aggregate principal balance of all classes of Offered Certificates.

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Weighted Average Life Tables

Class 1A-1 To Clean-up Call

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% PPC	60% PPC 50% PPC	85% PPC 75% PPC	115% PPC 100% PPC	145% PPC 125% PPC	170% PPC 150% PPC	200% PPC 175% PPC
WAL (yr)	18.68	4.84	3.48	2.69	2.14	1.74	1.48
MDUR (yr)	15.89	4.55	3.33	2.59	2.08	1.70	1.45
First Prin Pay	09/25/03	09/25/03	09/25/03	09/25/03	09/25/03	09/25/03	09/25/03
Last Prin Pay	03/25/32	08/25/16	10/25/12	06/25/10	12/25/08	01/25/08	07/25/06

Class 1A-1 To Maturity

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% PPC	60% PPC 50% PPC	85% PPC 75% PPC	115% PPC 100% PPC	145% PPC 125% PPC	170% PPC 150% PPC	200% PPC 175% PPC
WAL (yr)	18.73	5.18	3.75	2.89	2.30	1.87	1.48
MDUR (yr)	15.92	4.82	3.55	2.77	2.22	1.82	1.45
First Prin Pay	09/25/03	09/25/03	09/25/03	09/25/03	09/25/03	09/25/03	09/25/03
Last Prin Pay	06/25/33	04/25/29	11/25/23	01/25/19	10/25/15	09/25/13	07/25/06

Class 2A-1 To Clean-up Call

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% PPC	60% PPC 50% PPC	85% PPC 75% PPC	115% PPC 100% PPC	145% PPC 125% PPC	170% PPC 150% PPC	200% PPC 175% PPC
WAL (yr)	7.80	1.20	0.95	0.80	0.70	0.63	0.57
MDUR (yr)	7.31	1.18	0.94	0.79	0.69	0.62	0.56
First Prin Pay	09/25/03	09/25/03	09/25/03	09/25/03	09/25/03	09/25/03	09/25/03
Last Prin Pay	12/25/16	07/25/05	02/25/05	11/25/04	09/25/04	08/25/04	06/25/04

Class 2A-1 To Maturity

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% PPC	60% PPC 50% PPC	85% PPC 75% PPC	115% PPC 100% PPC	145% PPC 125% PPC	170% PPC 150% PPC	200% PPC 175% PPC
WAL (yr)	7.80	1.20	0.95	0.80	0.70	0.63	0.57
MDUR (yr)	7.31	1.18	0.94	0.79	0.69	0.62	0.56
First Prin Pay	09/25/03	09/25/03	09/25/03	09/25/03	09/25/03	09/25/03	09/25/03
Last Prin Pay	12/25/16	07/25/05	02/25/05	11/25/04	09/25/04	08/25/04	06/25/04

Class 2A-2 To Clean-up Call

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% PPC	60% PPC 50% PPC	85% PPC 75% PPC	115% PPC 100% PPC	145% PPC 125% PPC	170% PPC 150% PPC	200% PPC 175% PPC
WAL (yr)	22.29	6.10	4.37	3.34	2.64	2.13	1.79
MDUR (yr)	18.76	5.71	4.16	3.22	2.56	2.08	1.75
First Prin Pay	12/25/16	07/25/05	02/25/05	11/25/04	09/25/04	08/25/04	06/25/04
Last Prin Pay	03/25/32	08/25/16	10/25/12	06/25/10	12/25/08	01/25/08	07/25/06

Class 2A-2 To Maturity

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% PPC	60% PPC 50% PPC	85% PPC 75% PPC	115% PPC 100% PPC	145% PPC 125% PPC	170% PPC 150% PPC	200% PPC 175% PPC
WAL (yr)	22.35	6.57	4.73	3.62	2.86	2.31	1.79
MDUR (yr)	18.81	6.08	4.47	3.46	2.76	2.24	1.75
First Prin Pay	12/25/16	07/25/05	02/25/05	11/25/04	09/25/04	08/25/04	06/25/04
Last Prin Pay	05/25/33	04/25/29	12/25/23	02/25/19	11/25/15	10/25/13	07/25/06

Weighted Average Life Tables

Class M-1 To Clean-up Call

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% PPC	60% PPC 50% PPC	85% PPC 75% PPC	115% PPC 100% PPC	145% PPC 125% PPC	170% PPC 150% PPC	200% PPC 175% PPC
WAL (yr)	26.20	8.79	6.19	4.80	4.24	4.26	3.73
MDUR (yr)	20.62	7.98	5.77	4.54	4.04	4.06	3.58
First Prin Pay	07/25/25	01/25/08	10/25/06	11/25/06	01/25/07	05/25/07	07/25/06
Last Prin Pay	03/25/32	08/25/16	10/25/12	06/25/10	12/25/08	01/25/08	05/25/07

Class M-1 To Maturity

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% PPC	60% PPC 50% PPC	85% PPC 75% PPC	115% PPC 100% PPC	145% PPC 125% PPC	170% PPC 150% PPC	200% PPC 175% PPC
WAL (yr)	26.32	9.60	6.81	5.26	4.61	4.60	5.22
MDUR (yr)	20.70	8.59	6.27	4.94	4.37	4.37	4.92
First Prin Pay	07/25/25	01/25/08	10/25/06	11/25/06	01/25/07	05/25/07	07/25/06
Last Prin Pay	04/25/33	12/25/25	04/25/20	03/25/16	06/25/13	10/25/11	12/25/11

Class M-2 To Clean-up Call

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% PPC	60% PPC 50% PPC	85% PPC 75% PPC	115% PPC 100% PPC	145% PPC 125% PPC	170% PPC 150% PPC	200% PPC 175% PPC
WAL (yr)	26.20	8.79	6.19	4.77	4.07	3.83	3.72
MDUR (yr)	18.10	7.56	5.54	4.37	3.78	3.58	3.48
First Prin Pay	07/25/25	01/25/08	10/25/06	10/25/06	11/25/06	12/25/06	01/25/07
Last Prin Pay	03/25/32	08/25/16	10/25/12	06/25/10	12/25/08	01/25/08	05/25/07

Class M-2 To Maturity

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% PPC	60% PPC 50% PPC	85% PPC 75% PPC	115% PPC 100% PPC	145% PPC 125% PPC	170% PPC 150% PPC	200% PPC 175% PPC
WAL (yr)	26.31	9.51	6.74	5.17	4.40	4.09	3.96
MDUR (yr)	18.16	8.03	5.94	4.69	4.05	3.80	3.69
First Prin Pay	07/25/25	01/25/08	10/25/06	10/25/06	11/25/06	12/25/06	01/25/07
Last Prin Pay	03/25/33	02/25/24	07/25/18	11/25/14	05/25/12	11/25/10	08/25/09

Class M-3 To Clean-up Call

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% PPC	60% PPC 50% PPC	85% PPC 75% PPC	115% PPC 100% PPC	145% PPC 125% PPC	170% PPC 150% PPC	200% PPC 175% PPC
WAL (yr)	26.20	8.79	6.19	4.76	4.02	3.69	3.50
MDUR (yr)	17.36	7.43	5.47	4.31	3.71	3.42	3.26
First Prin Pay	07/25/25	01/25/08	10/25/06	09/25/06	10/25/06	11/25/06	12/25/06
Last Prin Pay	03/25/32	08/25/16	10/25/12	06/25/10	12/25/08	01/25/08	05/25/07

Class M-3 To Maturity

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% PPC	60% PPC 50% PPC	85% PPC 75% PPC	115% PPC 100% PPC	145% PPC 125% PPC	170% PPC 150% PPC	200% PPC 175% PPC
WAL (yr)	26.30	9.39	6.64	5.09	4.29	3.91	3.66
MDUR (yr)	17.40	7.81	5.79	4.57	3.92	3.60	3.40
First Prin Pay	07/25/25	01/25/08	10/25/06	09/25/06	10/25/06	11/25/06	12/25/06
Last Prin Pay	01/25/33	09/25/21	08/25/16	05/25/13	03/25/11	11/25/09	10/25/08

Weighted Average Life Tables

Class M-4 To Clean-up Call

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% PPC	60% PPC 50% PPC	85% PPC 75% PPC	115% PPC 100% PPC	145% PPC 125% PPC	170% PPC 150% PPC	200% PPC 175% PPC
WAL (yr)	26.20	8.79	6.19	4.75	4.00	3.64	3.42
MDUR (yr)	15.20	7.01	5.24	4.16	3.58	3.29	3.11
First Prin Pay	07/25/25	01/25/08	10/25/06	09/25/06	10/25/06	11/25/06	11/25/06
Last Prin Pay	03/25/32	08/25/16	10/25/12	06/25/10	12/25/08	01/25/08	05/25/07

Class M-4 To Maturity

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% PPC	60% PPC 50% PPC	85% PPC 75% PPC	115% PPC 100% PPC	145% PPC 125% PPC	170% PPC 150% PPC	200% PPC 175% PPC
WAL (yr)	26.29	9.29	6.56	5.02	4.22	3.82	3.55
MDUR (yr)	15.23	7.29	5.48	4.36	3.75	3.44	3.22
First Prin Pay	07/25/25	01/25/08	10/25/06	09/25/06	10/25/06	11/25/06	11/25/06
Last Prin Pay	11/25/32	07/25/20	09/25/15	08/25/12	09/25/10	06/25/09	06/25/08

Class M-5 To Clean-up Call

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% PPC	60% PPC 50% PPC	85% PPC 75% PPC	115% PPC 100% PPC	145% PPC 125% PPC	170% PPC 150% PPC	200% PPC 175% PPC
WAL (yr)	26.19	8.78	6.19	4.74	3.98	3.60	3.34
MDUR (yr)	14.95	6.96	5.21	4.14	3.55	3.25	3.03
First Prin Pay	07/25/25	01/25/08	10/25/06	09/25/06	09/25/06	10/25/06	09/25/06
Last Prin Pay	03/25/32	08/25/16	10/25/12	06/25/10	12/25/08	01/25/08	05/25/07

Class M-5 To Maturity

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% PPC	60% PPC 50% PPC	85% PPC 75% PPC	115% PPC 100% PPC	145% PPC 125% PPC	170% PPC 150% PPC	200% PPC 175% PPC
WAL (yr)	26.24	9.02	6.36	4.87	4.09	3.69	3.40
MDUR (yr)	14.97	7.09	5.32	4.23	3.63	3.32	3.08
First Prin Pay	07/25/25	01/25/08	10/25/06	09/25/06	09/25/06	10/25/06	09/25/06
Last Prin Pay	10/25/32	08/25/19	12/25/14	01/25/12	04/25/10	02/25/09	02/25/08

Net WAC Rate for the Mortgage Loans

Period	Dist Date	Net WAC Rate[1]	Effective Net WAC Rate[1](2)	Period	Dist Date	Net WAC Rate[1]	Effective Net WAC Rate[1](2)
1	09/25/03	4.21506%	4.21506%	42	02/25/07	10.87968%	10.87968%
2	10/25/03	6.88478%	10.42786%	43	03/25/07	12.02048%	12.02048%
3	11/25/03	6.66291%	10.42345%	44	04/25/07	10.83466%	10.83466%
4	12/25/03	6.88527%	10.42913%	45	05/25/07	11.17245%	11.17245%
5	01/25/04	6.66347%	10.42462%	46	06/25/07	10.78937%	10.78937%
6	02/25/04	6.66382%	10.42516%	47	07/25/07	11.14110%	11.14110%
7	03/25/04	7.12381%	10.43571%	48	08/25/07	10.75883%	10.75883%
8	04/25/04	6.66465%	10.42563%	49	09/25/07	10.73590%	10.73590%
9	05/25/04	6.88731%	10.43078%	50	10/25/07	11.07000%	11.07000%
10	06/25/04	6.66567%	10.42595%	51	11/25/07	10.68986%	10.68986%
11	07/25/04	6.88847%	10.43093%	52	12/25/07	11.02232%	11.02232%
12	08/25/04	6.66667%	10.42597%	53	01/25/08	10.65335%	10.65335%
13	09/25/04	6.66690%	10.42602%	54	02/25/08	10.63009%	10.63009%
14	10/25/04	6.88918%	10.43089%	55	03/25/08	11.33830%	11.33830%
15	11/25/04	6.66682%	10.42579%	56	04/25/08	10.58345%	10.58345%
16	12/25/04	6.88872%	10.43060%	57	05/25/08	10.91206%	10.91206%
17	01/25/05	6.66599%	10.42540%	58	06/25/08	10.53663%	10.53663%
18	02/25/05	6.66529%	10.42526%	59	07/25/08	10.86360%	10.86360%
19	03/25/05	7.37842%	10.44087%	60	08/25/08	10.48965%	10.48965%
20	04/25/05	6.66327%	10.42416%	61	09/25/08	10.46611%	10.46611%
21	05/25/05	6.88592%	10.42894%	62	10/25/08	10.79062%	10.79062%
22	06/25/05	6.67046%	10.42362%	63	11/25/08	10.41892%	10.41892%
23	07/25/05	8.91190%	10.47394%	64	12/25/08	10.74179%	10.74179%
24	08/25/05	8.61440%	10.46614%	65	01/25/09	10.37161%	10.37161%
25	09/25/05	8.60433%	10.46494%	66	02/25/09	10.34792%	10.34792%
26	10/25/05	8.88069%	10.47064%	67	03/25/09	11.43037%	11.43037%
27	11/25/05	8.58496%	10.46235%	68	04/25/09	10.30047%	10.30047%
28	12/25/05	8.86471%	10.46842%	69	05/25/09	10.61926%	10.61926%
29	01/25/06	9.52132%	10.48441%	70	06/25/09	10.25293%	10.25293%
30	02/25/06	9.50690%	10.48324%	71	07/25/09	10.57011%	10.57011%
31	03/25/06	10.50947%	10.50999%	72	08/25/09	10.20533%	10.20533%
32	04/25/06	9.47789%	10.48047%	73	09/25/09	10.18152%	10.18152%
33	05/25/06	9.77964%	10.48847%	74	10/25/09	10.49628%	10.49628%
34	06/25/06	9.45341%	10.47781%	75	11/25/09	10.13386%	10.13386%
35	07/25/06	10.74472%	10.74472%	76	12/25/09	10.44702%	10.44702%
36	08/25/06	10.37900%	10.37900%	77	01/25/10	10.08618%	10.08618%
37	09/25/06	10.35982%	10.35982%	78	02/25/10	10.06234%	10.06234%
38	10/25/06	10.68526%	10.68526%	79	03/25/10	11.11405%	11.11405%
39	11/25/06	10.32183%	10.32183%	80	04/25/10	10.01466%	10.01466%
40	12/25/06	10.64847%	10.64847%	81	05/25/10	10.32385%	10.32385%
41	01/25/07	10.90209%	10.90209%	82	06/25/10	9.96700%	9.96700%

(1) Assumes 6-month LIBOR equals 20% instantaneously and the Mortgage Loans are at their highest maximum obtainable rate (run at the Pricing Prepayment Speed to call).

(2) Assumes 1-month LIBOR equals 20% and payments are received from the Yield Maintenance Agreement.

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.
The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Mortgage Loans

Number Of Loans:	2,905					
Total Outstanding Principal Balance:	$562,918,064.34					
			Minimum		**Maximum**	
Average Outstanding Principal Balance:	$193,775.58		$49,275.18		$748,573.03	
Weighted Average Current Loan Rate:	7.395	%	4.990	%	13.050	%
ARM Characteristics:						
Weighted Average Gross Margin:	6.962	%	5.940	%	6.990	%
Weighted Average Maximum Loan Rate:	14.583	%	11.990	%	20.050	%
Weighted Average Minimum Loan Rate:	7.583	%	4.990	%	13.050	%
Weighted Average Initial Periodic Rate Cap:	3.000	%	3.000	%	3.000	%
Weighted Average Periodic Rate Cap:	1.500	%	1.500	%	1.500	%
Weighted Average Months To Roll:	22	months	19	months	34	month s
Weighted Average Original Term:	356.94	months	120.00	months	360.00	month s
Weighted Average Remaining Term:	354.54	months	118.00	months	359.00	month s
Weighted Average Original LTV:	80.20	%	19.44	%	100.00	%
Weighted Average Credit Score:	619		500		799	
First Pay Date:			Feb 01, 2003		Aug 01, 2003	
Maturity Date:			Jun 01, 2013		Jul 01, 2033	

Lien Position ($):	100.00 % First Lien
Balloon Flag ($):	99.55 % Fully Amortizing, 0.45 % Balloon
Top Property State ($):	40.43 % California, 11.39 % New York, 9.34 % Florida
Maximum Zip Code ($):	0.38 % 94605 (Oakland, CA)

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.
The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Principal Balance ($):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
49,275 - 50,000	11	$548,368.44	0.10
50,001 - 75,000	208	13,044,126.26	2.32
75,001 - 100,000	277	24,307,131.31	4.32
100,001 - 125,000	352	39,481,840.87	7.01
125,001 - 150,000	316	43,654,592.65	7.76
150,001 - 175,000	348	56,387,678.33	10.02
175,001 - 200,000	280	52,547,541.44	9.33
200,001 - 225,000	230	48,766,441.22	8.66
225,001 - 250,000	188	44,656,591.25	7.93
250,001 - 275,000	156	40,979,233.27	7.28
275,001 - 300,000	125	36,006,839.65	6.40
300,001 - 350,000	162	52,470,999.86	9.32
350,001 - 400,000	115	43,240,112.77	7.68
400,001 - 450,000	50	21,331,003.74	3.79
450,001 - 500,000	58	28,085,783.02	4.99
500,001 - 600,000	20	11,198,830.90	1.99
600,001 - 700,000	6	4,009,612.84	0.71
700,001 - 748,573	3	2,201,336.52	0.39
Total	2,905	$562,918,064.34	100.00

Original Term (months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
120	2	$281,700.16	0.05
180	37	7,431,334.32	1.32
240	16	2,660,401.36	0.47
359	2	510,579.88	0.09
360	2,848	552,034,048.62	98.07
Total	2,905	$562,918,064.34	100.00

Remaining Term (months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
118 - 120	2	$281,700.16	0.05
169 - 180	37	7,431,334.32	1.32
229 - 240	16	2,660,401.36	0.47
349 - 354	1	120,887.25	0.02
355 - 355	20	4,711,170.33	0.84
356 - 356	273	53,628,280.36	9.53
357 - 357	506	98,054,270.96	17.42
358 - 358	2,049	395,877,258.94	70.33
359 - 359	1	152,760.66	0.03
Total	2,905	$562,918,064.34	100.00

Property Type:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Single Family	2,393	$463,185,602.42	82.28
Two-Four Family	282	64,405,935.46	11.44
Condominium	230	35,326,526.46	6.28
Total	2,905	$562,918,064.34	100.00

Occupancy Status:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Primary	2,540	$507,618,590.75	90.18
Non-owner	331	50,200,308.78	8.92
Second Home	34	5,099,164.81	0.91
Total	2,905	$562,918,064.34	100.00

Purpose:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Cash Out Refinance	1,588	$317,418,751.57	56.39
Purchase	1,147	209,411,519.03	37.20
Rate/Term Refinance	100	20,638,634.53	3.67
Home Improvement	70	15,449,159.21	2.74
Total	2,905	$562,918,064.34	100.00

Original Loan-to-Value Ratio (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
<= 50.00	66	$10,456,031.73	1.86
50.01 - 55.00	35	5,800,910.24	1.03
55.01 - 60.00	74	13,709,569.51	2.44
60.01 - 65.00	118	23,108,250.66	4.11
65.01 - 70.00	154	28,460,739.64	5.06
70.01 - 75.00	275	55,651,721.89	9.89
75.01 - 80.00	1,134	221,367,616.62	39.33
80.01 - 85.00	213	39,917,738.41	7.09
85.01 - 90.00	680	132,517,933.22	23.54
90.01 - 95.00	31	6,850,692.08	1.22
95.01 - 100.00	125	25,076,860.34	4.45
Total	2,905	$562,918,064.34	100.00

Property State:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Alaska	2	$451,149.05	0.08
Arizona	55	8,296,295.97	1.47
Arkansas	3	317,758.59	0.06
California	982	227,591,568.36	40.43
Colorado	72	13,362,918.36	2.37
Connecticut	60	11,385,110.42	2.02
Delaware	5	655,612.81	0.12
Florida	377	52,553,323.84	9.34
Georgia	33	5,074,464.86	0.90
Hawaii	38	8,421,264.20	1.50
Idaho	13	1,412,084.63	0.25
Illinois	167	26,687,055.78	4.74
Indiana	12	1,138,571.51	0.20
Iowa	3	289,505.52	0.05
Kansas	14	1,891,559.38	0.34
Maine	5	714,975.16	0.13
Maryland	60	11,988,942.31	2.13
Massachusetts	68	17,060,145.64	3.03
Michigan	54	8,091,400.58	1.44
Minnesota	69	10,130,436.73	1.80
Missouri	20	1,858,802.26	0.33
Nebraska	1	139,718.44	0.02
Nevada	46	8,424,158.62	1.50
New Hampshire	16	2,725,285.14	0.48
New Jersey	135	28,420,305.40	5.05
New Mexico	3	572,251.51	0.10
New York	262	64,126,895.81	11.39
North Carolina	40	5,574,021.15	0.99
Ohio	21	2,440,457.50	0.43
Oklahoma	5	475,447.39	0.08
Oregon	21	3,193,103.88	0.57
Pennsylvania	21	2,804,945.37	0.50
Rhode Island	6	848,239.70	0.15
South Carolina	8	1,007,767.64	0.18
Tennessee	19	1,860,143.14	0.33
Texas	42	5,909,101.45	1.05
Utah	17	2,891,404.49	0.51
Vermont	1	89,919.87	0.02
Virginia	56	10,603,884.89	1.88
Washington	41	7,437,187.37	1.32
Wisconsin	32	4,000,879.62	0.71
Total	2,905	$562,918,064.34	100.00

Documentation Level:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Full Documentation	2,026	$383,540,224.55	68.13
Stated Documentation	782	157,924,777.91	28.05
Easy Documentation	97	21,453,061.88	3.81
Total	2,905	$562,918,064.34	100.00

Credit Score:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Not Available	8	$796,023.16	0.14
476 - 500	3	587,124.73	0.10
501 - 525	165	29,433,235.48	5.23
526 - 550	231	39,007,236.98	6.93
551 - 575	332	60,641,432.83	10.77
576 - 600	470	86,508,606.36	15.37
601 - 625	474	94,917,824.94	16.86
626 - 650	431	85,155,770.13	15.13
651 - 675	380	78,898,861.42	14.02
676 - 700	196	41,527,925.23	7.38
701 - 725	107	22,365,032.46	3.97
726 - 750	63	12,248,976.15	2.18
751 - 775	32	8,273,053.29	1.47
776 - 799	13	2,556,961.18	0.45
Total	2,905	$562,918,064.34	100.00

Current Loan Rate (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
4.990 - 5.000	5	$1,183,897.88	0.21
5.001 - 6.000	226	58,822,058.54	10.45
6.001 - 7.000	885	196,139,745.02	34.84
7.001 - 8.000	869	170,310,105.72	30.25
8.001 - 9.000	624	98,337,917.49	17.47
9.001 - 10.000	192	24,104,990.09	4.28
10.001 - 11.000	70	9,693,303.06	1.72
11.001 - 12.000	32	4,127,153.99	0.73
12.001 - 13.000	1	146,916.20	0.03
13.001 - 13.050	1	51,976.35	0.01
Total	2,905	$562,918,064.34	100.00

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Maximum Loan Rate (%) (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
11.990 - 12.000	5	$1,183,897.88	0.30
12.001 - 13.000	153	38,804,251.15	9.91
13.001 - 14.000	479	105,663,260.20	26.98
14.001 - 15.000	655	126,547,798.80	32.32
15.001 - 16.000	524	84,178,266.88	21.50
16.001 - 17.000	173	22,159,735.20	5.66
17.001 - 18.000	65	8,897,638.05	2.27
18.001 - 19.000	29	3,962,968.90	1.01
19.001 - 20.000	1	146,916.20	0.04
20.001 - 20.050	1	51,976.35	0.01
Total	2,085	$391,596,709.61	100.00

Minimum Loan Rate (%) (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
4.990 - 5.000	5	$1,183,897.88	0.30
5.001 - 6.000	153	38,804,251.15	9.91
6.001 - 7.000	479	105,663,260.20	26.98
7.001 - 8.000	655	126,547,798.80	32.32
8.001 - 9.000	524	84,178,266.88	21.50
9.001 - 10.000	173	22,159,735.20	5.66
10.001 - 11.000	65	8,897,638.05	2.27
11.001 - 12.000	29	3,962,968.90	1.01
12.001 - 13.000	1	146,916.20	0.04
13.001 - 13.050	1	51,976.35	0.01
Total	2,085	$391,596,709.61	100.00

Gross Margin (%) (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
5.940 - 6.000	5	$1,183,897.88	0.30
6.001 - 6.990	2,080	390,412,811.73	99.70
Total	2,085	$391,596,709.61	100.00

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Next Adjustment Date (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
03/01/05	17	$3,993,083.80	1.02
04/01/05	216	41,464,844.23	10.59
05/01/05	402	75,195,683.47	19.20
06/01/05	1,417	264,124,811.79	67.45
07/01/05	1	152,760.66	0.04
04/01/06	2	205,630.36	0.05
05/01/06	8	1,522,152.60	0.39
06/01/06	22	4,937,742.70	1.26
Total	2,085	$391,596,709.61	100.00

Initial Periodic Rate Cap (%) (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
3.000	2,085	$391,596,709.61	100.00
Total	2,085	$391,596,709.61	100.00

Periodic Rate Cap (%) (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
1.500	2,085	$391,596,709.61	100.00
Total	2,085	$391,596,709.61	100.00

Product:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
2/28 6 Mo LIBOR ARM	2,053	$384,931,183.95	68.38
Fixed Rate	811	168,786,669.65	29.98
3/27 6 Mo LIBOR ARM	32	6,665,525.66	1.18
BALLOON 15/30	9	2,534,685.08	0.45
Total	2,905	$562,918,064.34	100.00

Prepayment Term (months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
0	173	$31,876,963.21	5.66
12	204	43,739,724.75	7.77
24	1,954	372,329,029.45	66.14
30	13	2,715,318.88	0.48
36	561	112,257,028.05	19.94
Total	2,905	$562,918,064.34	100.00

Prepayment Penalty:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
No Prepay Penalty	173	$31,876,963.21	5.66
Standard Prepay Penalty	2,732	531,041,101.13	94.34
Total	2,905	$562,918,064.34	100.00

Lien Position:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
First Lien	2,905	$562,918,064.34	100.00
Total	2,905	$562,918,064.34	100.00

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.
The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Group I Mortgage Loans

Number Of Loans:	1,990		
Total Outstanding Principal Balance:	$336,391,438.17		
		Minimum	**Maximum**
Average Outstanding Principal Balance:	$169,040.92	$49,784.13	$489,192.76
Weighted Average Current Loan Rate:	7.529 %	4.990 %	12.040 %
ARM Characteristics:			
Weighted Average Gross Margin:	6.967 %	5.940 %	6.990 %
Weighted Average Maximum Loan Rate:	14.715 %	11.990 %	19.040 %
Weighted Average Minimum Loan Rate:	7.715 %	4.990 %	12.040 %
Weighted Average Initial Periodic Rate Cap:	3.000 %	3.000 %	3.000 %
Weighted Average Periodic Rate Cap:	1.500 %	1.500 %	1.500 %
Weighted Average Months To Roll:	22 months	19 months	34 months
Weighted Average Original Term:	357.09 months	120.00 months	360.00 months
Weighted Average Remaining Term:	354.71 months	118.00 months	359.00 months
Weighted Average Original LTV:	80.30 %	19.44 %	100.00 %
Weighted Average Credit Score:	617	500	797
First Pay Date:		Apr 01, 2003	Aug 01, 2003
Maturity Date:		Jun 01, 2013	Jul 01, 2033

Lien Position ($):	100.00 % First Lien
Balloon Flag ($):	99.64 % Fully Amortizing, 0.36 % Balloon
Top Property State ($):	37.19 % California, 10.81 % Florida, 10.62 % New York
Maximum Zip Code ($):	0.43 % 90805 (Lakewood, CA)

Principal Balance ($):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
49,784 - 50,000	7	$349,378.33	0.10
50,001 - 75,000	156	9,821,375.80	2.92
75,001 - 100,000	210	18,485,066.51	5.50
100,001 - 125,000	282	31,627,633.86	9.40
125,001 - 150,000	241	33,232,173.86	9.88
150,001 - 175,000	262	42,354,710.40	12.59
175,001 - 200,000	213	39,954,240.63	11.88
200,001 - 225,000	175	37,146,538.01	11.04
225,001 - 250,000	134	31,826,418.31	9.46
250,001 - 275,000	112	29,426,037.66	8.75
275,001 - 300,000	94	27,110,257.43	8.06
300,001 - 350,000	77	24,496,600.02	7.28
350,001 - 400,000	22	8,309,210.90	2.47
400,001 - 450,000	3	1,306,355.09	0.39
450,001 - 489,193	2	945,441.36	0.28
Total	1,990	$336,391,438.17	100.00

Original Term (months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
120	2	$281,700.16	0.08
180	24	3,936,204.29	1.17
240	12	1,691,794.24	0.50
359	1	295,189.47	0.09
360	1,951	330,186,550.01	98.16
Total	1,990	$336,391,438.17	100.00

Remaining Term (months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
118 - 120	2	$281,700.16	0.08
169 - 180	24	3,936,204.29	1.17
229 - 240	12	1,691,794.24	0.50
355 - 355	10	1,574,846.77	0.47
356 - 356	186	32,097,247.10	9.54
357 - 357	341	57,353,057.36	17.05
358 - 358	1,414	239,303,827.59	71.14
359 - 359	1	152,760.66	0.05
Total	1,990	$336,391,438.17	100.00

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Property Type:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Single Family	1,625	$268,383,846.61	79.78
Two-Four Family	192	43,517,215.38	12.94
Condominium	173	24,490,376.18	7.28
Total	1,990	$336,391,438.17	100.00

Occupancy Status:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Primary	1,733	$300,433,741.81	89.31
Non-owner	231	32,777,861.17	9.74
Second Home	26	3,179,835.19	0.95
Total	1,990	$336,391,438.17	100.00

Purpose:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Cash Out Refinance	1,083	$188,074,000.60	55.91
Purchase	794	128,116,195.09	38.09
Rate/Term Refinance	69	11,559,849.97	3.44
Home Improvement	44	8,641,392.51	2.57
Total	1,990	$336,391,438.17	100.00

Original Loan-to-Value Ratio (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
<= 50.00	52	$7,022,898.05	2.09
50.01 - 55.00	23	3,390,820.92	1.01
55.01 - 60.00	48	7,633,230.91	2.27
60.01 - 65.00	77	13,460,801.82	4.00
65.01 - 70.00	107	17,522,010.11	5.21
70.01 - 75.00	181	31,565,269.71	9.38
75.01 - 80.00	768	130,054,628.42	38.66
80.01 - 85.00	154	26,933,052.34	8.01
85.01 - 90.00	474	80,177,245.29	23.83
90.01 - 95.00	18	3,077,457.18	0.91
95.01 - 100.00	88	15,554,023.42	4.62
Total	1,990	$336,391,438.17	100.00

Property State:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Alaska	2	$451,149.05	0.13
Arizona	45	6,238,979.10	1.85
Arkansas	2	210,891.45	0.06
California	636	125,111,867.56	37.19
Colorado	56	9,917,033.94	2.95
Connecticut	37	6,644,445.51	1.98
Delaware	5	655,612.81	0.19
Florida	283	36,367,661.13	10.81
Georgia	25	3,833,645.09	1.14
Hawaii	29	5,688,525.45	1.69
Idaho	13	1,412,084.63	0.42
Illinois	125	18,414,553.58	5.47
Indiana	9	719,257.95	0.21
Iowa	3	289,505.52	0.09
Kansas	10	1,267,610.74	0.38
Maine	3	245,115.41	0.07
Maryland	40	6,512,949.54	1.94
Massachusetts	49	12,459,489.56	3.70
Michigan	32	3,476,413.72	1.03
Minnesota	53	7,768,764.55	2.31
Missouri	15	1,318,298.22	0.39
Nevada	28	4,508,178.67	1.34
New Hampshire	11	1,757,461.98	0.52
New Jersey	78	14,463,179.05	4.30
New Mexico	2	268,120.30	0.08
New York	169	35,711,625.60	10.62
North Carolina	31	3,845,879.41	1.14
Ohio	15	1,542,342.94	0.46
Oklahoma	4	325,643.31	0.10
Oregon	12	1,764,206.82	0.52
Pennsylvania	14	1,640,528.03	0.49
Rhode Island	3	305,449.73	0.09
South Carolina	7	905,562.88	0.27
Tennessee	15	1,291,662.57	0.38
Texas	29	4,144,552.67	1.23
Utah	11	1,494,090.03	0.44
Virginia	39	6,421,564.47	1.91
Washington	24	4,009,402.93	1.19
Wisconsin	26	2,988,132.27	0.89
Total	1,990	$336,391,438.17	100.00

Documentation Level:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Full Documentation	1,392	$229,406,978.43	68.20
Stated Documentation	533	94,836,026.85	28.19
Easy Documentation	65	12,148,432.89	3.61
Total	1,990	$336,391,438.17	100.00

Credit Score:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Not Available	7	$743,562.87	0.22
476 - 500	1	223,741.41	0.07
501 - 525	118	19,303,361.64	5.74
526 - 550	173	26,697,054.37	7.94
551 - 575	234	38,486,022.60	11.44
576 - 600	308	50,448,109.61	15.00
601 - 625	323	54,897,746.96	16.32
626 - 650	309	53,430,869.26	15.88
651 - 675	255	44,459,311.67	13.22
676 - 700	122	22,127,683.73	6.58
701 - 725	67	11,920,142.77	3.54
726 - 750	44	7,796,371.73	2.32
751 - 775	20	3,972,630.67	1.18
776 - 797	9	1,884,828.88	0.56
Total	1,990	$336,391,438.17	100.00

Current Loan Rate (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
4.990 - 5.000	3	$643,604.53	0.19
5.001 - 6.000	131	27,393,601.79	8.14
6.001 - 7.000	574	109,163,310.85	32.45
7.001 - 8.000	596	103,516,035.65	30.77
8.001 - 9.000	457	66,729,898.48	19.84
9.001 - 10.000	149	18,305,638.57	5.44
10.001 - 11.000	54	7,328,675.91	2.18
11.001 - 12.000	25	3,163,756.19	0.94
12.001 - 12.040	1	146,916.20	0.04
Total	1,990	$336,391,438.17	100.00

Maximum Loan Rate (%) (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
11.990 - 12.000	3	$643,604.53	0.27
12.001 - 13.000	92	19,657,341.54	8.32
13.001 - 14.000	294	55,570,733.73	23.51
14.001 - 15.000	449	77,593,531.75	32.83
15.001 - 16.000	383	56,651,339.52	23.97
16.001 - 17.000	132	16,488,260.70	6.98
17.001 - 18.000	50	6,596,707.77	2.79
18.001 - 19.000	22	2,999,571.10	1.27
19.001 - 19.040	1	146,916.20	0.06
Total	1,426	$236,348,006.84	100.00

Minimum Loan Rate (%) (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
4.990 - 5.000	3	$643,604.53	0.27
5.001 - 6.000	92	19,657,341.54	8.32
6.001 - 7.000	294	55,570,733.73	23.51
7.001 - 8.000	449	77,593,531.75	32.83
8.001 - 9.000	383	56,651,339.52	23.97
9.001 - 10.000	132	16,488,260.70	6.98
10.001 - 11.000	50	6,596,707.77	2.79
11.001 - 12.000	22	2,999,571.10	1.27
12.001 - 12.040	1	146,916.20	0.06
Total	1,426	$236,348,006.84	100.00

Gross Margin (%) (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
5.940 - 6.000	3	$643,604.53	0.27
6.001 - 6.990	1,423	235,704,402.31	99.73
Total	1,426	$236,348,006.84	100.00

Next Adjustment Date (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
03/01/05	8	$1,354,954.84	0.57
04/01/05	145	24,438,454.80	10.34
05/01/05	269	44,524,700.65	18.84
06/01/05	982	161,783,894.80	68.45
07/01/05	1	152,760.66	0.06
04/01/06	1	51,367.99	0.02
05/01/06	6	1,136,200.61	0.48
06/01/06	14	2,905,672.49	1.23
Total	1,426	$236,348,006.84	100.00

Initial Periodic Rate Cap (%) (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
3.000	1,426	$236,348,006.84	100.00
Total	1,426	$236,348,006.84	100.00

Periodic Rate Cap (%) (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
1.500	1,426	$236,348,006.84	100.00
Total	1,426	$236,348,006.84	100.00

Product:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
2/28 6 Mo LIBOR ARM	1,405	$232,254,765.75	69.04
Fixed Rate	559	98,822,474.51	29.38
3/27 6 Mo LIBOR ARM	21	4,093,241.09	1.22
BALLOON 15/30	5	1,220,956.82	0.36
Total	1,990	$336,391,438.17	100.00

Prepayment Term (months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
0	120	$18,655,348.10	5.55
12	141	26,020,394.40	7.74
24	1,327	222,397,642.30	66.11
30	9	1,564,055.60	0.46
36	393	67,753,997.77	20.14
Total	1,990	$336,391,438.17	100.00

Prepayment Penalty:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
No Prepay Penalty	120	$18,655,348.10	5.55
Standard Prepay Penalty	1,870	317,736,090.07	94.45
Total	1,990	$336,391,438.17	100.00

Lien Position:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
First Lien	1,990	$336,391,438.17	100.00
Total	1,990	$336,391,438.17	100.00

Group II Mortgage Loans

Number Of Loans: 915
Total Outstanding Principal Balance: $226,526,626.17

			Minimum		Maximum	
Average Outstanding Principal Balance:	$247,570.08		$49,275.18		$748,573.03	
Weighted Average Current Loan Rate:	7.195	%	4.990	%	13.050	%
ARM Characteristics:						
Weighted Average Gross Margin:	6.955	%	5.940	%	6.990	%
Weighted Average Maximum Loan Rate:	14.381	%	11.990	%	20.050	%
Weighted Average Minimum Loan Rate:	7.381	%	4.990	%	13.050	%
Weighted Average Initial Periodic Rate Cap:	3.000	%	3.000	%	3.000	%
Weighted Average Periodic Rate Cap:	1.500	%	1.500	%	1.500	%
Weighted Average Months To Roll:	22	months	19	months	34	months
Weighted Average Original Term:	356.71	months	180.00	months	360.00	months
Weighted Average Remaining Term:	354.29	months	176.00	months	358.00	months
Weighted Average Original LTV:	80.05	%	36.36	%	100.00	%
Weighted Average Credit Score:	623		500		799	
First Pay Date:			Feb 01, 2003		Jul 01, 2003	
Maturity Date:			Apr 01, 2018		Jun 01, 2033	

Lien Position ($): 100.00 % First Lien
Balloon Flag ($): 99.42 % Fully Amortizing, 0.58 % Balloon
Top Property State ($): 45.24 % California, 12.54 % New York, 7.15 % Florida
Maximum Zip Code ($): 0.72 % 94605 (Oakland, CA)

Principal Balance ($):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
49,275 - 50,000	4	$198,990.11	0.09
50,001 - 75,000	52	3,222,750.46	1.42
75,001 - 100,000	67	5,822,064.80	2.57
100,001 - 125,000	70	7,854,207.01	3.47
125,001 - 150,000	75	10,422,418.79	4.60
150,001 - 175,000	86	14,032,967.93	6.19
175,001 - 200,000	67	12,593,300.81	5.56
200,001 - 225,000	55	11,619,903.21	5.13
225,001 - 250,000	54	12,830,172.94	5.66
250,001 - 275,000	44	11,553,195.61	5.10
275,001 - 300,000	31	8,896,582.22	3.93
300,001 - 350,000	85	27,974,399.84	12.35
350,001 - 400,000	93	34,930,901.87	15.42
400,001 - 450,000	47	20,024,648.65	8.84
450,001 - 500,000	56	27,140,341.66	11.98
500,001 - 600,000	20	11,198,830.90	4.94
600,001 - 700,000	6	4,009,612.84	1.77
700,001 - 748,573	3	2,201,336.52	0.97
Total	915	$226,526,626.17	100.00

Original Term (months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
180	13	$3,495,130.03	1.54
240	4	968,607.12	0.43
359	1	215,390.41	0.10
360	897	221,847,498.61	97.93
Total	915	$226,526,626.17	100.00

Remaining Term (months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
176 - 180	13	$3,495,130.03	1.54
229 - 240	4	968,607.12	0.43
349 - 354	1	120,887.25	0.05
355 - 355	10	3,136,323.56	1.38
356 - 356	87	21,531,033.26	9.50
357 - 357	165	40,701,213.60	17.97
358 - 358	635	156,573,431.35	69.12
Total	915	$226,526,626.17	100.00

Property Type:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Single Family	768	$194,801,755.81	86.00
Two-Four Family	90	20,888,720.08	9.22
Condominium	57	10,836,150.28	4.78
Total	915	$226,526,626.17	100.00

Occupancy Status:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Primary	807	$207,184,848.94	91.46
Non-owner	100	17,422,447.61	7.69
Second Home	8	1,919,329.62	0.85
Total	915	$226,526,626.17	100.00

Purpose:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Cash Out Refinance	505	$129,344,750.97	57.10
Purchase	353	81,295,323.94	35.89
Rate/Term Refinance	31	9,078,784.56	4.01
Home Improvement	26	6,807,766.70	3.01
Total	915	$226,526,626.17	100.00

Original Loan-to-Value Ratio (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
<= 50.00	14	$3,433,133.68	1.52
50.01 - 55.00	12	2,410,089.32	1.06
55.01 - 60.00	26	6,076,338.60	2.68
60.01 - 65.00	41	9,647,448.84	4.26
65.01 - 70.00	47	10,938,729.53	4.83
70.01 - 75.00	94	24,086,452.18	10.63
75.01 - 80.00	366	91,312,988.20	40.31
80.01 - 85.00	59	12,984,686.07	5.73
85.01 - 90.00	206	52,340,687.93	23.11
90.01 - 95.00	13	3,773,234.90	1.67
95.01 - 100.00	37	9,522,836.92	4.20
Total	915	$226,526,626.17	100.00

Property State:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Arizona	10	$2,057,316.87	0.91
Arkansas	1	106,867.14	0.05
California	346	102,479,700.80	45.24
Colorado	16	3,445,884.42	1.52
Connecticut	23	4,740,664.91	2.09
Florida	94	16,185,662.71	7.15
Georgia	8	1,240,819.77	0.55
Hawaii	9	2,732,738.75	1.21
Illinois	42	8,272,502.20	3.65
Indiana	3	419,313.56	0.19
Kansas	4	623,948.64	0.28
Maine	2	469,859.75	0.21
Maryland	20	5,475,992.77	2.42
Massachusetts	19	4,600,656.08	2.03
Michigan	22	4,614,986.86	2.04
Minnesota	16	2,361,672.18	1.04
Missouri	5	540,504.04	0.24
Nebraska	1	139,718.44	0.06
Nevada	18	3,915,979.95	1.73
New Hampshire	5	967,823.16	0.43
New Jersey	57	13,957,126.35	6.16
New Mexico	1	304,131.21	0.13
New York	93	28,415,270.21	12.54
North Carolina	9	1,728,141.74	0.76
Ohio	6	898,114.56	0.40
Oklahoma	1	149,804.08	0.07
Oregon	9	1,428,897.06	0.63
Pennsylvania	7	1,164,417.34	0.51
Rhode Island	3	542,789.97	0.24
South Carolina	1	102,204.76	0.05
Tennessee	4	568,480.57	0.25
Texas	13	1,764,548.78	0.78
Utah	6	1,397,314.46	0.62
Vermont	1	89,919.87	0.04
Virginia	17	4,182,320.42	1.85
Washington	17	3,427,784.44	1.51
Wisconsin	6	1,012,747.35	0.45
Total	915	$226,526,626.17	100.00

Documentation Level:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Full Documentation	634	$154,133,246.12	68.04
Stated Documentation	249	63,088,751.06	27.85
Easy Documentation	32	9,304,628.99	4.11
Total	915	$226,526,626.17	100.00

Credit Score:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Not Available	1	$52,460.29	0.02
476 - 500	2	363,383.32	0.16
501 - 525	47	10,129,873.84	4.47
526 - 550	58	12,310,182.61	5.43
551 - 575	98	22,155,410.23	9.78
576 - 600	162	36,060,496.75	15.92
601 - 625	151	40,020,077.98	17.67
626 - 650	122	31,724,900.87	14.00
651 - 675	125	34,439,549.75	15.20
676 - 700	74	19,400,241.50	8.56
701 - 725	40	10,444,889.69	4.61
726 - 750	19	4,452,604.42	1.97
751 - 775	12	4,300,422.62	1.90
776 - 799	4	672,132.30	0.30
Total	915	$226,526,626.17	100.00

Current Loan Rate (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
4.990 - 5.000	2	$540,293.35	0.24
5.001 - 6.000	95	31,428,456.75	13.87
6.001 - 7.000	311	86,976,434.17	38.40
7.001 - 8.000	273	66,794,070.07	29.49
8.001 - 9.000	167	31,608,019.01	13.95
9.001 - 10.000	43	5,799,351.52	2.56
10.001 - 11.000	16	2,364,627.15	1.04
11.001 - 12.000	7	963,397.80	0.43
13.001 - 13.050	1	51,976.35	0.02
Total	915	$226,526,626.17	100.00

Maximum Loan Rate (%) (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
11.990 - 12.000	2	$540,293.35	0.35
12.001 - 13.000	61	19,146,909.61	12.33
13.001 - 14.000	185	50,092,526.47	32.27
14.001 - 15.000	206	48,954,267.05	31.53
15.001 - 16.000	141	27,526,927.36	17.73
16.001 - 17.000	41	5,671,474.50	3.65
17.001 - 18.000	15	2,300,930.28	1.48
18.001 - 19.000	7	963,397.80	0.62
20.001 - 20.050	1	51,976.35	0.03
Total	659	$155,248,702.77	100.00

Minimum Loan Rate (%) (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
4.990 - 5.000	2	$540,293.35	0.35
5.001 - 6.000	61	19,146,909.61	12.33
6.001 - 7.000	185	50,092,526.47	32.27
7.001 - 8.000	206	48,954,267.05	31.53
8.001 - 9.000	141	27,526,927.36	17.73
9.001 - 10.000	41	5,671,474.50	3.65
10.001 - 11.000	15	2,300,930.28	1.48
11.001 - 12.000	7	963,397.80	0.62
13.001 - 13.050	1	51,976.35	0.03
Total	659	$155,248,702.77	100.00

Gross Margin (%) (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
5.940 - 6.000	2	$540,293.35	0.35
6.001 - 6.990	657	154,708,409.42	99.65
Total	659	$155,248,702.77	100.00

Next Adjustment Date (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
03/01/05	9	$2,638,128.96	1.70
04/01/05	71	17,026,389.43	10.97
05/01/05	133	30,670,982.82	19.76
06/01/05	435	102,340,916.99	65.92
04/01/06	1	154,262.37	0.10
05/01/06	2	385,951.99	0.25
06/01/06	8	2,032,070.21	1.31
Total	659	$155,248,702.77	100.00

Initial Periodic Rate Cap (%) (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
3.000	659	$155,248,702.77	100.00
Total	659	$155,248,702.77	100.00

Periodic Rate Cap (%) (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
1.500	659	$155,248,702.77	100.00
Total	659	$155,248,702.77	100.00

Product:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
2/28 6 Mo LIBOR ARM	648	$152,676,418.20	67.40
Fixed Rate	252	69,964,195.14	30.89
3/27 6 Mo LIBOR ARM	11	2,572,284.57	1.14
BALLOON 15/30	4	1,313,728.26	0.58
Total	915	$226,526,626.17	100.00

Prepayment Term (months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
0	53	$13,221,615.11	5.84
12	63	17,719,330.35	7.82
24	627	149,931,387.15	66.19
30	4	1,151,263.28	0.51
36	168	44,503,030.28	19.65
Total	915	$226,526,626.17	100.00

Prepayment Penalty:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
No Prepay Penalty	53	$13,221,615.11	5.84
Standard Prepay Penalty	862	213,305,011.06	94.16
Total	915	$226,526,626.17	100.00

Lien Position:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
First Lien	915	$226,526,626.17	100.00
Total	915	$226,526,626.17	100.00